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RESOLUTIONS

   RESOLVED, that Larry W. Bickle, John A. Strom, and J. Chris Jones (the "Senior Executive") be granted a bonus (the "Performance Bonus") to be earned upon and measured by the Senior Executives performance in obtaining a premium to the market price of the Corporation's Class A Common Stock on the date of adoption of this resolution through a sale of the entire Corporation consummated on or before June 30, 1997, such Performance Bonus to include the terms and conditions on SCHEDULE I hereto; and it is further

   RESOLVED, that the Senior Executives also be entitled to receive continuing medical and dental health benefits coverage for two years following any transaction resulting in a change of control (for all purposes of these resolutions, a "change of control" being as defined in EXHIBIT A attached hereto); and it is further


                                                                 SCHEDULE I

- A Performance Bonus is payable to each of the Senior Executives upon the consummation of a sale of the entire Corporation on or before June 30, 1997.

- If the per share price is less than or equal to $10.50, no amount is due.

- If the per share price is equal to $15.50, an amount equal to two times the respective base amount (as of the date of consummation of the sale as determined in accordance with Section 280G of the Internal Revenue Code of 1986, as amended) is due.

- Any per share price between these two end points will result in the interpolated value being due; I.E., four-tenths of the base amount is due for each dollar of per share value between $10.50 and $15.50. For example, a per share sales price of $12.00 results in a Performance Bonus equal to six-tenths of the respective base amount.

- If a per share price in excess of $15.50 is obtained, the multiple increase to one-half of the base amount for each dollar of share value in excess of $15.50. For example, a per share sales price of $16.00 results in a Performance Bonus equal to 2.25 times the respective base amount.

- The Performance Bonus to be paid shall be subject to reduction if it would constitute a "parachute payment" within the meaning of Code Section 280G to the Senior Executive in accordance with the method specified in the Change of Control Agreement being approved by the Board of Directors on the date of adoption of this Performance Bonus program.

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                                 RESOLUTION #2

APPROVE AMENDMENT TO PERFORMANCE BONUS

  WHEREAS, the Compensation Committee has recommended an amendment to the Performance Bonus recently approved by the Board of Directors, it is therefore

   RESOLVED, that the Board of Directors deems it necessary and advisable and in the best interests of the Corporation that the Performance Bonus previously instituted at the Board's November 1, 1996, special meeting be amended to provide that the Performance Bonus shall be payable if a sale of the entire Corporation is consummated on or before December 31, 1997; and it is further

   RESOLVED, that the appropriate officers of the Corporation be, and each of them is hereby, authorized and empowered, in the name and on behalf of the Corporation, to take or cause to be taken any and all other action, to enter into, execute, and deliver any and all certificates, agreements, applications, affidavits, acknowledgments, instruments, contracts, statements, and other documents, and to do any and all things that, in the judgment of the officer taking such action, are necessary to advisable to effectuate and carry out the purposes and intent of the foregoing resolutions, the taking of any such action, the execution of any such documents, and the doing of any such other things by any such officers conclusively to evidence the due authorization and approval thereof by this Board of Directors; and it is further

   RESOLVED, that any and all acts, transactions, or agreements undertaken prior to the date of these resolutions by any officer or representative of the Corporation in the name and on behalf of the Corporation in connection with any of the foregoing matters, are hereby ratified, confirmed, adopted, and approved in all respects by the Corporation.